UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101
    Information to be Included in Statements Filed pursuant to Rule 13d-1(a)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                               (AMENDMENT NO. 14)

                                  FUNDTECH LTD.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    M47095100
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                SARIT HECHT, ADV.
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                        3 AZRIELI CENTER, TRIANGLE TOWER
                                 TEL AVIV, 67023
                               TEL: 972-3-6075795
                                     ISRAEL

--------------------------------------------------------------------------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               SEPTEMBER 17, 2007
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 14 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Clal Industries and Investments Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            5,582,370 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        5,582,370 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,582,370 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.26%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------


                               Page 2 of 14 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Development Corporation Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            5,680,868 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        5,680,868 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,680,868 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] +
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.87%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

* Includes 98,498 Ordinary Shares beneficially held by subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development Corporation Ltd. ("IDB Development"), for their own account. Does not include
(i) 279,674 Ordinary Shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of CIEH, (ii) 150 Ordinary Shares which are held by unaffiliated third-party client accounts managed by subsidiaries of CIEH as portfolio managers and (iii) 1,500 Ordinary Shares held for members of the public through mutual funds which are managed by a company controlled by Epsilon Investment House Ltd., an indirect subsidiary of IDB Development (collectively, the "CIEH and Epsilon Shares"). The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

+ Excludes the CIEH and Epsilon Shares.


                               Page 3 of 14 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     IDB Holding Corporation Ltd. (no U.S. I.D. number)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            5,680,868 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        5,680,868 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,680,868 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] +
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.87%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

* Includes 98,498 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

+ Excludes the CIEH and Epsilon Shares.


                               Page 4 of 14 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Nochi Dankner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0 shares
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            5,680,868 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0 shares
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        5,680,868 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,680,868 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] +
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.87%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

* Includes 98,498 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

+ Excludes the CIEH and Epsilon Shares.


                               Page 5 of 14 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Shelly Dankner-Bergman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            5,680,868 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        5,680,868 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,680,868 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] +
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.87%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

* Includes 98,498 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

+ Excludes the CIEH and Epsilon Shares.


                               Page 6 of 14 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Avraham Livnat
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            5,680,868 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        5,680,868 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,680,868 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] +
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.87%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

* Includes 98,498 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

+ Excludes the CIEH and Epsilon Shares.


                               Page 7 of 14 pages

                                  SCHEDULE 13D
----------------------------------             ---------------------------------
CUSIP NO. M47095100
----------------------------------             ---------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Ruth Manor
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            5,680,868 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        5,680,868 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,680,868 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [X] +
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.87%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------

* Includes 98,498 Ordinary Shares held by subsidiaries of CIEH for their own account. Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

+ Excludes the CIEH and Epsilon Shares.


                               Page 8 of 14 pages

This Amendment No. 14 amends and supplements the Statement (as amended from time to time, the "Statement") on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.01 each ("Ordinary Shares"), of Fundtech Ltd. (the "Issuer"), previously filed with the Securities and Exchange Commission ("SEC") by the Reporting Persons (as defined below), the last amendment of which was filed with the SEC on June 27, 2003.

Unless otherwise defined in this Amendment No. 14, capitalized terms have the meanings given to them in the Statement.

The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statements is hereby amended and restated in its entirety as follows:

(a), (b) and (c): The Reporting Persons.

The following are the names of the reporting persons (the "Reporting Persons"), the place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

     (1) Clal Industries and Investments Ltd. is an Israeli public company ("Clal Industries"), with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal Industries are listed for trading on the Tel Aviv Stock Exchange.

     (2) IDB Development Corporation Ltd. is an Israeli public company ("IDB Development"), with its principal office at the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development is an investment company, which, through subsidiaries, invests in companies engaged in various sectors of the Israeli economy. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange.

     IDB Development owns the majority of the outstanding shares of, and controls, Clal Industries. By reason of IDB Development's control of Clal Industries, IDB Development may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by Clal Industries.

     (3) IDB Holding Corporation Ltd. is an Israeli public company ("IDB Holding"), with its principal office at the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is an investment company that, through subsidiaries, invests in companies engaged in various sectors of the Israeli economy. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange.

     IDB Holding owns the majority of the outstanding shares of, and controls, IDB Development. By reason of IDB Holding's control of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by IDB Development.

The following persons may, by reason of their interest in and relationships among them with respect to IDB Holding, be deemed to control IDB Holding.

     (4) Mr. Nochi Dankner, whose address is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is Chairman and Chief Executive Officer of IDB Holding; Chairman of IDB Development and Clal Industries; director of companies.


                               Page 9 of 14 pages

     (5) Mrs. Shelly Bergman, whose address is 9, Hamishmar Ha'Ezrachi Street, Afeka, Tel-Aviv, Israel. Her present principal occupation is director of companies.

     (6) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savion, Israel. Her present principal occupation is director of companies.

     (7) Mr. Avraham Livnat, whose address is 1 Taavura Junction, Ramle, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

     Nochi Dankner (together with a private company controlled by him) and his sister Shelly Bergman control Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli company. Ganden Holdings owns, as of September 6, 2007, approximately 49.2% of the outstanding shares of IDB Holding (of which, approximately 11.5% of the outstanding shares of IDB Holding are held directly and approximately 37.7% of the outstanding shares of IDB Holding are held through Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company, which is an indirect wholly owned subsidiary of Ganden Holdings). In addition, Shelly Bergman holds, through a wholly owned company, approximately 7.23% of the outstanding shares of IDB Holding.

     Nochi Dankner and Shelly Bergman entered into a memorandum of understanding dated May 5, 2003 setting forth, among other things, agreements between them as to how they will vote their shares of Ganden Holdings at its shareholders' meetings, who they will appoint as directors of Ganden Holdings, and first refusal and tag along rights available to each one of them in connection with sales of shares of Ganden Holdings owned by the other. Nochi Dankner is the Chairman of the Boards of Directors of IDB Holding and IDB Development.

     Ruth Manor controls Manor Holdings B.A. Ltd. ("Manor Holdings"), a private Israeli company which owns, as of September 6, 2007, approximately 11.5% of the outstanding shares of IDB Holding (of which, approximately 1.15% are held directly and approximately 11.5% of the outstanding shares of IDB Holding are held through Manor Investments - IDB Ltd. ("Manor"), a private Israeli company which is controlled by Manor Holdings). Manor also holds directly approximately 0.32% of the outstanding shares of IDB Development. Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding and IDB Development.

     Avraham Livnat controls Avraham Livnat Ltd., a private Israeli company, which owns, as of September 6, 2007, approximately 11.5% of the outstanding shares of IDB Holding (of which, approximately 1.17% are held directly and approximately 10.34% of the outstanding shares of IDB Holding are held through Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company, which is a wholly owned subsidiary of Avraham Livnat Ltd.). Zvi Livnat, a son of Avraham Livnat, is a director of IDB Holding and IDB Development and Shay Livnat, a son of Avraham Livnat, is a director of IDB Development.


                              Page 10 of 14 pages

     Ganden, Manor and Livnat entered into a Shareholders Agreement dated May 19, 2003 (the "IDB Shareholders Agreement") with respect to their ownership of shares of IDB Holding constituting in the aggregate approximately 51.7% of the outstanding shares of IDB Holding (Ganden - 31.02%; Manor - 10.34%; Livant - 10.34%), for the purpose of maintaining and exercising control of IDB Holding as one single group of shareholders. Any holdings of said entities in IDB Holding in excess of said 51.7% of the issued share capital and voting rights of IDB Holding (as well as the direct holdings of Ganden Holdings, Manor Holdings, Avraham Livnat Ltd. and Shelly Bergman's wholly owned company in IDB Holding) are not subject to IDB Shareholders Agreement. The IDB Shareholders Agreement provides, among other things, that Ganden will be the manager of the group as long as Ganden and its permitted transferees will be the largest shareholders of IDB Holding among the parties to the IDB Shareholders Agreement; that the parties to the IDB Shareholders Agreement will vote together at shareholders' meetings of IDB Holding as shall be determined according to a certain mechanism set forth therein; and that they will exercise their voting power in IDB Holding for electing their designees as directors of IDB Holding and its direct and indirect subsidiaries. The term of the IDB Shareholders Agreement is twenty years from May 19, 2003.

     By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by IDB Holding.

     By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, as set forth above, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by IDB Holding.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of Clal Industries, IDB Development and IDB Holding are set forth in EXHIBITS 1 THROUGH 3 attached hereto, respectively, and incorporated herein by reference.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Exhibits 1 through 3 to this Statement, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named in Exhibits 1 through 3 to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented as follows:

     The acquisition of Shares reported in this Statement was funded out of working capital of Clal Industries.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

     The Shares were acquired for investment purposes.


                              Page 11 of 14 pages

     The Reporting Persons intend to review on a continuing basis their investment in the Shares and take such actions with respect to their investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Shares (whether through open market purchases, privately negotiated transactions, tender offer or otherwise), discussing with the Issuer management or other significant holders of the share capital matters related to the Issuer. The Reporting Persons could also determine to dispose of the Shares, in whole or in part, at any time, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statements is hereby amended and restated in its entirety as follows:

The Issuer has advised the Reporting Persons that there were 16,291,933 Ordinary Shares outstanding on September 10, 2007. The percentages of Ordinary Shares outstanding set forth in this Statement are based on this number.

(a), (b) As of September 16, 2007:

     Clal Industries may be deemed beneficial owners of, and to share the power to vote and dispose of 5,582,370 Shares, constituting approximately 34.26% of the outstanding Ordinary Shares of the Issuer.

     IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of 5,680,868 Shares, consisting of the 5,582,370 Shares held by Clal Indsutries and the 98,498 Shares held by subsidiaries of CIEH for their own account, constituting approximately 34.87% of the outstanding Shares of the Issuer. IDB Development disclaims beneficial ownership of such shares.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of 5,680,868 Shares, consisting of the 5,582,370 Shares beneficially owned by IDB Development, constituting approximately 34.87% of the outstanding Shares of the Issuer. IDB Holding and the Reporting Persons who are natural persons disclaim beneficial ownership of such shares.

     Based on information furnished to the Reporting Persons, Tal Mund, one of Clal Industries' executive officers holds 100 Shares of the Issuer. Other than that, the Reporting Persons are not aware of any executive officer or director named in Exhibit 1 through 3 to this statement, beneficially owning any Shares.

     (c) None of the Reporting Persons or, to the Reporting Persons' knowledge, any of the executive officers and directors named in Exhibits 1 through 3 to this Statement, purchased or sold any Ordinary Shares in the sixty days preceding September 17, 2007, except as set forth below:


                              Page 12 of 14 pages

     Clal Industries made the following purchases of Shares, all of which were made in open market transactions on the NASDAQ:

Date                      Amount of Ordinary Shares              Price Per Share
----                      -------------------------              ---------------
August 13, 2007                    70,041                             $15.41
August 14, 2007                    37,159                             $15.35
August 16, 2007                    25,209                             $15.21
September 6, 2007                  56,100                             $15.80
September 12, 2007                 12,300                             $16.45
September 13, 2007                  9,000                             $16.55
September 14, 2007                 22,800                             $16.58

     (d) Not applicable.

     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

------------   -----------------------------------------------------------------
Exhibit #      Description
------------   -----------------------------------------------------------------
Exhibits 1-3   Name, citizenship, business address, present principal occupation and employer of executive officers and directors of (1) Clal
               Industries, (2) IDB Development and (3) IDB Holding.
------------   -----------------------------------------------------------------
Exhibit 4      Joint Filing Agreement between Clal Industries and IDB
               Development authorizing Clal Industries to file this Schedule 13D and any amendments hereto
------------   -----------------------------------------------------------------
Exhibit 5      Joint Filing Agreement between Clal Industries and IDB Holding authorizing Clal Industries to file this Schedule 13D and any amendments hereto
------------   -----------------------------------------------------------------
Exhibit 6      Joint Filing Agreement between Clal Industries and Mr. Dankner authorizing Clal Industries to file this Schedule 13D and any amendments hereto
------------   -----------------------------------------------------------------
Exhibit 7      Joint Filing Agreement between Clal Industries and Mrs. Bergman authorizing Clal Industries to file this Schedule 13D and any amendments hereto
------------   -----------------------------------------------------------------
Exhibit 8      Joint Filing Agreement between Clal Industries and Mrs. Manor authorizing Clal Industries to file this Schedule 13D and any amendments hereto
------------   -----------------------------------------------------------------
Exhibit 9      Joint Filing Agreement between Clal Industries and Mr. Livnat authorizing Clal Industries to file this Schedule 13D and any amendments hereto
------------   -----------------------------------------------------------------


                              Page 13 of 14 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2007

                    CLAL INDUSTRIES AND INVESTMENTS LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY DANKNER-BERGMAN
                    AVRAHAM LIVNAT
                    RUTH MANOR

                    By: Clal Industries and Investments Ltd.

                    By: /s/ Yehuda Ben Ezra, /s/Guy Rosen

                    Yehuda Ben Ezra and Guy Rosen, authorized signatories of Clal Industries and Investments Ltd. for itself and on behalf of IDB Holding Corporation Ltd, IDB Development Corporation Ltd., Nochi Dankner, Shelly Dankner-Bergman, Avraham Livnat and Ruth Manor pursuant to the agreements annexed as exhibits 4-9 to this Schedule 13D.


                              Page 14 of 14 pages